U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    UNION PACIFIC CORPORATION

2.  Name of person relying on exemption:
    CtW INVESTMENT GROUP

3.  Address of person relying on exemption:
    1900 L Street, NW, Suite 900, Washington, DC 20036


                       CtW Investment Group

April 2010

Dear fellow Union Pacific Corporation shareholder:

WE URGE YOU TO JOIN US IN VOTING "AGAINST" UNION PACIFIC DIRECTOR THOMAS J. DONOHUE AT THE ANNUAL MEETING OF SHAREHOLDERS ON MAY 6, 2010. As longtime chair of the compensation committee, we believe Mr. Donohue bears primary responsibility for the board's failure to set appropriate compensation and meaningful incentives. This has allowed directors to exercise undue discretion in awarding performance-based compensation, a power we believe they have abused. As a consequence, Chairman and CEO James R. Young's total compensation:

   - is higher than at peer companies and is not significantly tied to performance, with only 12% of his 2009 pay based on objective performance metrics;

   - has increased substantially faster than net income - the compound annual growth rate for total CEO pay was 22.7% over the past three years, but only 5.7% for net income; and

   - includes excessive retirement benefits, including a severance package valued at $52 million in 2009 had he been terminated as part of a change of control.

In addition, we have fundamental concerns with Mr. Donohue's fitness and independence as a director based on his:

   - leadership of the Union Pacific compensation committee in 2003, when it counted as earnings the proceeds of an asset sale in order to hit earnings targets in a pay plan;

   - conflict of interest as a Union Pacific director and President and CEO of the US Chamber of Commerce, to which Union Pacific has contributed $800,000 since 2004; and

   - record as a director of scandal-ridden companies that awarded excessive pay, granted misdated stock options and substantially overstated earnings due to improper accounting.

Finally, we believe Mr. Donohue's conflict and Union Pacific's poor compensation practices are symptomatic of a board that is not sufficiently independent. THEREFORE, WE ALSO URGE YOU TO VOTE "FOR" PROPOSAL #3 CALLING FOR AN INDEPENDENT BOARD CHAIRMAN.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 6 million members. These funds have over $200 billion in assets and are substantial long-term Union Pacific shareholders. We detail our concerns below.

1. UNION PACIFIC STATES THAT A SIGNIFICANT PORTION OF EXECUTIVE
COMPENSATION IS AT-RISK, BUT CEO CASH BONUSES ARE DOUBLE BASE SALARY AND ARE DISCRETIONARY.

In each of the four years since Mr. Young became CEO in December 2005 his cash bonus has been more than 200% of his base salary. According to its 2010 proxy statement, Union Pacific "pay(s) an annual cash bonus in order to link a significant portion of the Executive's Total Cash Compensation to specific annual Company results." However, it goes on to state that "we do not establish a target performance formula for any of our executives" and that bonuses are awarded on a "discretionary basis". Cash bonuses that averaged $2.6 million for the past four years with no measurable incentives

1900 L Street, NW, Suite 900, Washington, DC 20036 - 330 W. 42nd Street, Suite 900, New York, NY 10036
                              202-721-6060
                       www.ctwinvestmentgroup.com
____________________________________________________________________
      This is not a solicitation of authority to vote your proxy.
      Do not send us your proxy card as it will not be accepted.

are indicative of a compensation committee that disregards best practices for ensuring that management incentives are aligned with the company's business plan and shareholder interests generally.

2. LONG TERM PERFORMANCE STOCK UNITS ARE AWARDED BASED ON ONLY ONE METRIC, ROIC, FOR WHICH THE COMPENSATION COMMITTEE LOWERED THE TARGET AND THRESHOLD LEVELS IN 2009.

Performance stock units are awarded based on return on invested capital
(ROIC) over a three year period. For the three year period 2009-2011 the compensation committee lowered the ROIC threshold and target levels from the previous period despite the fact that Union Pacific is enjoying increasing returns and is expected to recover along with the overall economy. The cyclical freight business is gaining strength and the increasing demand is expected to help both pricing and volume, yet the compensation committee lowered the ROIC threshold from 8.8% to 7.8%.

3. CEO PAY THAT IS OBJECTIVELY PERFORMANCE-BASED IS ONLY 12% OF TOTAL COMPENSATION.

The annual cash bonuses awarded with complete discretion and without measureable targets do not meet the definition of pay "at risk" and over the past five years have ranged between 217% and 263% of base salary for CEO James Young. In 2009, long term compensation was a targeted mix of equity awards comprised of 25% Performance Stock Units, 25% Retention Stock Units and 50% Stock Option Awards which vest over a three year period. As the RSU and Option awards serve the purpose primarily of retention, the total annual pay that is objectively "performance based" is represented by the PSUs which accounted for 12% CEO James Young's total compensation in 2009 and averaged just below 12% for the past four years.

4. THE LARGEST COMPONENT OF TOTAL CEO COMPENSATION IS A LAVISH AND GROWING RETIREMENT PACKAGE. THE PROVISIONS IN THE EVENT OF CHANGE IN CONTROL OR SEPARATION ARE EXCESSIVE.

Since Mr. Young became CEO in December 2005, his total compensation has grown from $8.2 million to $15.3 million in 2009. While his salary and bonus both increased during that time, the great majority of gains have been in the value of his pension and nonqualified deferred compensation. In 2006, this category made up 13% of his total compensation, reaching 27% by 2009. If Mr. Young is separated for any reason from the company, he will receive $107,605 per month for life, equal to $1.3 million per year. In addition, he could receive a one-time equity payout from the accelerated vesting of options that in 2009 was worth $23 million and non-qualified deferred compensation of $14 million. In the event of termination as result of a change of control, he would receive a total severance package that in 2009 was valued at $52 million with shareholders footing the bill for taxes.

5. CONSTRUCTING A MORE FAVORABLE PEER GROUP IN 2009 ENABLED THE
COMPENSATION COMMITTEE TO CAMOUFLAGE EXCESSIVE EXECUTIVE COMPENSATION THAT IS OUT OF LINE WITH PERFORMANCE.

In 2009, the compensation committee adopted a new peer group by adding larger companies with significantly higher revenues and compensation/1/. For the 13 of the 17 current peer group members for

_______________________________

/1/ The corporations removed from the peer group in 2009 had average revenues that were 105% of Union Pacific 2009 revenues while the corporations added to the peer group had average revenues that were 176% of Union Pacific 2009 revenues. Corporations added to the group averaged CEO total compensation of $13 million in 2009 compared to $9 million for those removed.
____________________________________________________________________
      This is not a solicitation of authority to vote your proxy.
      Do not send us your proxy card as it will not be accepted.

which 2009 compensation is available, only three reported CEO total compensation higher than Union Pacific: General Dynamics, Northrop Grumman and Time Warner Cable. Remaining constant within the peer group are eight companies which include a subset of Union Pacific's railroad industry peers. For this group of eight companies, the three year CAGR of the average total CEO compensation since 2006 was negative 8% while at Union Pacific it was 23%.

While Union Pacific's one- and three-year total shareholder returns of 44% and 48%, respectively, are somewhat above the averages (42% and 37%, respectively) of its three closest railroad peers (Burlington Northern, CSX and Norfolk Southern), its 2009 total CEO compensation is substantially higher based on the two peers (CSX and Norfolk Southern) that have disclosed their 2009 pay. Total CEO compensation at CSX and Norfolk Southern for 2009 was $10.1 million and $12.8 million respectively compared to $15.3 million at Union Pacific.

6. MR. DONOHUE HAS A CONFLICT OF INTEREST THAT WE BELIEVE COMPROMISES HIS INDEPENDENCE.

Mr. Donohue is President and CEO of the US Chamber of Commerce, to which Union Pacific discloses contributions totaling $800,000 since 2004, including $100,000 in 2009. In our view, this conflict compromises his independence and disqualifies him from serving on key board committees. As a result of this conflict, independent proxy advisor Glass Lewis has historically classified Mr. Donohue as an affiliated insider and recommended that shareholders withhold support from him given his role on key committees.

7. THE COMPENSATION COMMITTEE MR. DONOHUE CHAIRED HAS USED ITS
DISCRETION IN THE PAST TO AWARD MILLIONS IN UNEARNED INCENTIVE PAY TO CURRENT AND FORMER UNION PACIFIC EXECUTIVES.

In 2003, the compensation committee Mr. Donohue chaired counted as earnings the initial public offering proceeds from the spin-off of Overnite Transportation, Union Pacific's trucking subsidiary, triggering an $8 million payout to Union Pacific's then-CEO under a long-term pay plan approved in 2001. This decision, which was reported by the New York Times but not disclosed to shareholders, enabled the company to hit the cumulative three-year earnings threshold in the pay plan.

While this event occurred more than six years ago, we believe it was sufficiently egregious to permanently disqualify Mr. Donohue from serving as a Union Pacific director. Significantly, Mr. Donohue's son was named to the Overnite board three weeks after the spinoff by two former Union Pacific executives who themselves received a total of $1.7 million in payouts from the above pay plan as a result of the unusual discretion exercised by Mr. Donohue's committee.

8. MR. DONOHUE'S ROLE ON OTHER BOARDS RESPONSIBLE FOR EGREGIOUS PAY AND ACCOUNTING ABUSES FURTHER DISQUALIFIES HIM TO REPRESENT UNION PACIFIC SHAREHOLDERS.

Mr. Donohue has served as a director of three other public companies in the past decade, in each case serving on the compensation committee responsible for serious compensation failures.

QWEST COMMUNICATIONS: Mr. Donohue served on the compensation committee from 2001 to 2005, a period defined by extraordinary payouts to executives amid massive accounting and insider trading scandals that brought the telecom company to the brink of bankruptcy. In October 2002, BusinessWeek named Qwest to its list of Worst Boards, citing an expert who described the company's
____________________________________________________________________
      This is not a solicitation of authority to vote your proxy.
      Do not send us your proxy card as it will not be accepted.

compensation committee as "comatose" for awarding ex-CEO Joe Nacchio an $88 million pay package in 2001, one of the worst years in the company's history.

SUNRISE SENIOR LIVING: Mr. Donohue served on all three key board committees from 1996 to 2008, during which time the board failed to ensure adequate internal controls and approved misdated stock options. Sunrise was forced to restate historical financial results, having overstated 1996 to 2005 net income by $176 million, or 94%, including $27 million ($44 million before tax) relating to misdated stock options; undergo a Securities and Exchange Commission investigation into its accounting, insider stock sales and the timing of stock option grants that remains ongoing; and adopt governance reforms to settle shareholder litigation alleging that insiders, including Mr. Donohue, received backdated options and engaged in insider trading.

XM SATELLITE RADIO: Mr. Donohue served on the compensation committee from 1999 until 2008, during which time he approved and, on two occasions, may have received apparently misdated stock options. After receiving notice in 2006 of an SEC investigation into its historic stock option practices, XM disclosed that its 2006 compensation expense included $10.4 million "or immaterial adjustments that occurred from 1999 through 2005 as determined by a review of the Company's stock option practices."

SUMMARY: VOTE "AGAINST" DIRECTOR NOMINEE DONOHUE AND "FOR" PROPOSAL #3.

As longtime chair of the compensation committee, Mr. Donohue bears primary responsibility for the committee's failure to set objective performance metrics for executive compensation. As a consequence, the committee has exercised undue discretion in awarding CEO pay, which is high, disconnected from performance, and includes excessive retirement and severance benefits. High director pay - a 2009 increase in the base retainer fee to $250,000 puts the company above the 75th percentile of its peer group - is an added concern, especially given the compensation committee's effectively unlimited authority to award discretionary bonuses.

Mr. Donohue's conflict, his committee's serious past abuse of its discretionary authority and high director pay underscore concerns with his independence and oversight. In addition, his role on other boards responsible for egregious pay and accounting abuses further disqualifies him to represent Union Pacific shareholders. Finally, we believe Mr. Donohue's conflict and Union Pacific's poor pay practices are symptomatic of a board that is not sufficiently independent.

THEREFORE, WE URGE YOU TO VOTE "AGAINST" DIRECTOR NOMINEE THOMAS J. DONOHUE AND "FOR" PROPOSAL #3 CALLING FOR AN INDEPENDENT BOARD CHAIRMAN AT UNION PACIFIC'S ANNUAL MEETING ON MAY 6TH. For additional information, please contact Michael Garland, Director of Value
Strategies, at 212-471-1317 or michael.garland@changetowin.org.

Sincerely,

/s/

William Patterson
Executive Director


____________________________________________________________________
      This is not a solicitation of authority to vote your proxy.
      Do not send us your proxy card as it will not be accepted.
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